State of Delaware
Secretary of State
Division of Corporations
Delivered 07:18 PM 02/24/2017
FILED 07:18 PM 02/24/2017
SR 20171261084 - File Number 2365700

**CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SG BLOCKS, INC.
(A Delaware Corporation)**

Pursuant to Section 242 of the Delaware General Corporation Law, the undersigned, being the Chief Executive Officer of SG Blocks, Inc., a corporation organized and existing under the laws of the State of Delaware (the " **Corporation** "), does hereby certify that the following resolutions were adopted by the Corporation's Board of Directors and its stockholders as hereinafter described:

RESOLVED: Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding the following:

(d) On the date of effective date of this Certificate of Amendment, the Corporation will effect a reverse stock split (the "Reverse Stock Split") of its outstanding Common Stock and Preferred Stock pursuant to which every three (3) issued and outstanding shares of the Corporation's Common Stock, $0.01 par value per share (the "Old Common Stock") shall be reclassified and converted into one (1) validly issued, fully paid and non-assessable shares of Common Stock, $0.01 par value per share (the "New Common Stock") and every three (3) issued and outstanding shares of the Corporation's Preferred Stock, $1.00 par value per share (the "Old Preferred Stock") shall be reclassified and converted into one (1) validly issued, fully paid and non-assessable shares of Preferred Stock, $1.00 par value per share (the "New Preferred Stock"). Each certificate representing shares of Old Common Stock or Old Preferred Stock, as the case may be, shall thereafter represent the number of shares of New Common Stock or New Preferred Stock into which the shares of Old Common Stock or Old Preferred Stock represented by such certificate were reclassified and converted hereby. No fractional shares of the Corporation's Common Stock or Preferred Stock shall be issued as a result of the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Corporation shall issue one whole share in lieu of the fractional share.

FURTHER RESOLVED: That the effective date of this Certificate of Amendment shall be February 28, 2017.

The foregoing resolutions and this Certificate of Amendment were adopted by the Board of Directors of the Corporation pursuant to a joint written consent dated December 30, 2016 of the directors of the Corporation, in accordance with Section 141 of the Delaware General Corporation Law, and of holders of a majority of the outstanding shares of the Corporation's voting stock, in accordance with Section 228 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned, being the Chief Executive Officer of this Corporation, has executed this Certificate of Amendment to the Corporation's Certificate of Incorporation, as amended, as of February 24, 2017.

SG Blocks, Inc.

By: Paul M Gal
Paul M. Galvin, Chief Executive Officer